Exhibit 99.1

NEVADA GEOTHERMAL POWER INC. TO PURCHASE ICELAND AMERICA ASSETS IN IMPERIAL VALLEY, CALIFORNIA

Vancouver, B.C. (February 23, 2011), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) and Iceland America Energy, Inc. (IAE) are pleased to announce that they have signed an agreement giving NGP the exclusive right to purchase a 100 percent ownership of IAE’s geothermal assets comprised of the New Truckhaven, East Brawley and South Brawley Projects in the Imperial Valley, Southern California, for US$4,150,000. NGP will pay US$100,000 in cash and the balance in NGP shares having a deemed value of C$0.65. Reykjavik Energy Invest hf, a subsidiary of the City of Reykjavik’s geothermal utility Orkuveita Reykjavikur (Iceland), is the majority owner of IAE with a 83.7% interest and will thus become a significant shareholder of NGP. The deal is expected to close by March 31, 2011.

The Imperial Valley is one of the world’s premier geothermal areas with highly productive, high temperature geothermal resources occurring over a large area in an active structural belt. Existing power plants operated by Cal Energy and Ormat Inc. have an aggregate capacity of approximately 560 MW. Among other current projects in the region, Energy Source is constructing the Hudson Ranch 49.9 MW geothermal power facility and Ram Power is drilling production test wells at their 50 MW Orita geothermal power project.

The New Truckhaven and East Brawley properties are advanced stage projects that fit into NGP’s business plan focusing on the U.S., expanding geographically and diversifying off-take agreements. NGP believes that a 30-35 MW steam flash or binary power plant can be developed for the low-salinity New Truckhaven resource by the end of 2013 using conventional technology. At East Brawley, commercial productivity has been demonstrated in several deep wells. Ram Power’s current drilling program is sited immediately north of NGP’s to be acquired East Brawley leases. NGP will commence work for power plant scoping studies, well permits, transmission line access and water supply for both the New Truckhaven and East Brawley projects.

New Truckhaven

The New Truckhaven property on the west side of the Salton Sea, is comprised of 6267 acres (approximately 10 square miles) of Federal and private geothermal leases covering a broad thermal anomaly identified in 1500-ft deep gradient holes and two deep production test holes. The area is largely undeveloped. It is readily accessible by paved Highway 86 and within a few miles of power transmission lines providing access to the power markets in southern California.

A high-temperature geothermal resource is confirmed in a deep test well to 8000 feet which penetrated valley basin-fill sedimentary units to 6300 feet and granite basement rocks from 6300 feet to Total Depth (TD). The maximum well temperature recorded was 392°F (200°C). Sand units between 3000-6300 feet, overlying the granite basement have formation temperatures of 350-390°F (177-199°C) and are the target geothermal reservoir formations of the NGP/IAE program. Geothermal brine sampled during flow testing showed relatively benign chemistry and low Total Dissolved Solids (TDS = 3900 ppm) in contrast to other deeper Imperial Valley geothermal reservoirs. Geothermometry from geothermal fluid collected during flow tests predicts source temperatures of 380-396°F (193-202°C) in good agreement with measured temperatures. The previously drilled well can be reopened for new production tests at relatively low cost.

A recent well by Iceland America (IAE Trk-1) penetrated sedimentary units to 6400 feet and granite basement from 6400 feet to total well depth of 7140 feet. Target sand units were intersected between 1900-3300 feet and 5150-6400 feet and temperatures up to 350°F (177°C) were recorded. It is interpreted that the IAE well is on the northern edge of the reservoir and could be used as either a production or an injection well.

NGP will commence water availability, transmission access, and scoping studies for an initial 30-35 MW power plant, which could be a steam flash plant or a binary plant, as well as work to obtain drilling and flow testing permits. Water is available from local groundwater sources and/or from a shallow artesian aquifer intersected at 625 feet in IAE-Trk-1. NGP has met with the Imperial Valley Irrigation District regarding transmission line access. The Company anticipates starting reservoir drilling in 2011 with a view to completing the project in 2013 in order to qualify for a Federal ITC/Tax grant.

East Brawley

At East Brawley, leases controlled by IAE total 6752 acres (approximately 10.5 square miles) including key leases in the central part of the East Brawley thermal anomaly immediately south of current drilling by Ram Power at the Orita project. Commercial productivity has been demonstrated in several deep wells within the East Brawley geothermal field. Temperatures greater than 500°F (260°C) occur at depths below approximately 10,000 feet. Ram Power released test results from the Orita-2 well, located ½ mile north of the IAE East Brawley property; the well was reportedly tested at 8-10 MW with resource temperatures of 570°F (299°C).

In 2011, NGP will commence work for well permits and complete geothermal reservoir and power plant scoping studies.

South Brawley

IAE has a 50% leasehold on 1920 gross acres (three square miles) in the South Brawley Geothermal Area. NGP will determine if a secure land position can be established in the South Brawley Geothermal Area. No physical work is planned in the immediate future.

Brian Fairbank, President and CEO of Nevada Geothermal Power commented, “I believe that NGP, Iceland America and Reykjavik Energy Invest will benefit immensely from the synergies created by this new agreement. The new Imperial Valley projects fit nicely into NGP’s business plan and we are looking forward to expeditiously moving these projects ahead.”

Paul Wilson, CEO, Iceland America stated, “This transaction with Nevada Geothermal Power provides a clear path forward for the development of these projects. We are confident that they will bring these projects to production on a timely basis for the benefit of our lessors, the Imperial Valley economy and in support of California’s renewable energy targets. We are pleased with the opportunity to work with the talented team at NGP.”

“We are very pleased with the transaction and the prospects it has for geothermal utilization in California. We are looking forward to providing NGP with access to Reykjavik Energy’s experience and expertise in developing and operating geothermal installations,” said Helgi Thor Ingason, CEO of Reykjavik Energy and REI COB.

MDB Capital Group, LLC is acting as independent advisor to IAE in the transaction. The agreement is subject to regulatory approval.

About Reykavik Energy Invest hf:
Reykjavik Energy (RE-Orkuveita Reykjavikur) is a world leading authority in the utilization of geothermal energy. Reykjavik Energy Invest hf (REI) is Reykjavik Energy’s international business development arm. RE operates two CHP geothermal power plants in Iceland, Nesjavellir and Hellisheidi. Their combined current output is 333 MW of electricity and 430 MW of thermal energy for space heating. The Nesjavellir power plant has been in operation since 1990 with 120 MW of electricity installed in 1996. In 2006 the first 90 MW were installed in Hellisheidi, 33 MW in 2007, 90 MW in 2008, 133 MW of thermal energy were added late 2010 and further 90 MW are planned to be installed in the fall of 2011 increasing the total output of geothermal electricity from the Hellisheidi plant to 303 MW. Iceland America Energy, Inc. was formed in 2004 to acquire and develop geothermal resources in North America.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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